UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

Elanco Animal Health Incorporated (Exact name of registrant as specified in its charter)
Indiana (State or other jurisdiction of incorporation)	001-38661 (Commission file number)
2500 Innovation Way, Greenfield Indiana (Address of principal executive offices)	46140 (Zip code)

Marcela A. Kirberger

Executive Vice President, General Counsel and Corporate Secretary

(877) 352-6261

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.
☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended .

Section 1 – Conflict Minerals Disclosure

Items 1.01 and 1.02 Conflict Minerals Disclosure and Report, Exhibit

Conflict Minerals Disclosure

As required by Rule 13p-1 (the “Rule”), Elanco Animal Health Incorporated (the “Company”) identified the following products that were potentially in the scope of the Rule for the year ended December 31, 2021: Azarga, BEAPHAR FLEA PREVENTION SPRAY 250ML, Bolfo Spray, Ciproxin HC, Lenziaren, Maxitrol, Milbemite, Nevanec, Tobradex and Tobrex.

These products were provided to the Company by a number of contract manufacturers and distributors. The Company conducted a conflict minerals reasonable country of origin inquiry (“RCOI”) for the year ended December 31, 2021, but was unable to obtain documentation from some of the relevant suppliers on whether these products contain tin, tungsten, tantalum or gold (the “3TG Minerals”), or if relevant, about the country of origin of any 3TG Minerals incorporated into the products. As a result, the Company cannot rule out the possibility that these products contained 3TG Minerals originating in the Democratic Republic of the Congo or an adjoining country.

Generally speaking, the amount of information available globally on the traceability and sourcing of these ores is limited at this time. The Company asked its suppliers to provide answers to the Supply Chain Questionnaire adapted from the Conflict Minerals Common Reporting Template from the Responsible Minerals Initiative (“CMRT”) reflecting the Company’s position on the supply chain. The CMRT was developed by several leading consumer electronics companies and is regarded as the most common reporting tool for conflict minerals content and sourcing information worldwide. The Company reviewed the questionnaires received for completeness and consistency of answers and asked for corrections and clarifications where needed. As such, the Company believes the RCOI process followed was performed in good faith and reasonably designed to determine whether any of the 3TG metals originated in the Democratic Republic of Congo or an adjoining country (collectively, the “Covered Countries”) or are from recycled or scrap sources. However, there are inherent limitations in the information provided by third parties including, but not limited to, potential inaccuracies, incompleteness or falsified information despite the Company’s efforts to validate and confirm the information.

As provided by the Rule, this inquiry did not include products that were not entered into the stream of commerce in the calendar year ended December 31, 2021.

The information in this Form SD is publicly available on the Company’s website at https://investor.elanco.com/financials/sec-filings/default.aspx; however, the information on the Company’s website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

Pursuant to the Public Statement issued by the SEC’s Division of Corporate Finance on April 7, 2017, the Company has provided only the disclosure required under the provisions of paragraphs (a) and (b) of Item 1.01 of Form SD.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ELANCO ANIMAL HEALTH INCORPORATED
(Registrant)

By:	/s/ Todd Young
Name:	Todd Young
Title:	Executive Vice President, Chief Financial Officer
Date:	May 26, 2022